UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For 8 May 2015

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X








Harmony Gold Mining Company Limited
("Harmony" or "Company")
Incorporated in the Republic of South Africa
Registration number 1950/038232/06
JSE share code: HAR
NYSE share code: HMY
ISIN: ZAE000015228

> "We have responded to a lower gold price, first by rationalising our assets and then restructuring our portfolio – cutting costs, reducing labour numbers and focusing on mining only safe, profitable ounces. During the next couple of months we will continue to improve the performance of our assets and restructure Masimong, Doornkop and Hidden Valley for profitability. We are assessing ways of funding Golpu and unlocking the true value of each of our assets, which will ensure shareholder returns in the long term."

Graham Briggs
Chief Executive Officer

Q3 FY15

RESULTS

FOR THE THIRD QUARTER AND NINE MONTHS ENDED 31 MARCH 2015

		Quarter March 2015	Quarter December 2014	Q-on-Q variance %	**Nine months ended March 2015**	Nine months ended March 2014	Variance %
Gold produced	– kg	**7 642**	8 459	(10)	**25 536**	27 518	(7)
	– oz	**245 697**	271 963	(10)	**821 001**	884 721	(7)
Cash operating costs	– R/kg	**377 901**	357 111	(6)	**362 809**	324 731	(12)
	– US$/oz	**1 001**	990	(1)	**1 004**	981	(2)
Gold sold	– kg	**7 444**	8 580	(13)	**26 011**	27 653	(6)
	– oz	**239 330**	275 851	(13)	**836 270**	889 061	(6)
Underground grade	– g/t	**4.75**	4.78	(1)	**4.79**	4.81	–
Total costs and capital	– R/kg	**454 211**	437 708	(4)	**435 701**	391 622	(11)
	– US$/oz	**1 203**	1 213	1	**1 206**	1 183	(2)
All-in sustaining costs	– R/kg	**474 873**	455 202	(4)	**451 564**	408 768	(10)
	– US$/oz	**1 258**	1 262	–	**1 250**	1 234	(1)
Gold price received	– R/kg	**460 569**	432 963	6	**444 982**	431 038	3
	– US$/oz	**1 220**	1 200	2	**1 232**	1 302	(5)
Production profit	– R million	**643**	618	4	**2 174**	2 946	(26)
	– US$ million	**55**	55	–	**194**	287	32
Basic loss per share	– SAc/s	**(61)**	(197)	69	**(319)**	(11)	>(100)
	– USc/s	**(5)**	(18)	72	**(28)**	(1)	>(100)
Headline loss	– Rm	**(262)**	(496)	47	**(1 023)**	(19)	>(100)
	– US$m	**(22)**	(44)	50	**(91)**	(2)	>(100)
Headline loss per share	– SAc/s	**(60)**	(114)	(47)	**(236)**	(4)	>(100)
	– USc/s	**(5)**	(10)	50	**(21)**	–	(100)
Exchange rate	– R/US$m	**11.74**	11.22	5	**11.24**	10.30	9

Harmony's Integrated Annual Report and the Form 20-F filed with the United States' Securities and Exchange Commission for the financial year ended 30 June 2014 are available on our website at **http://www.harmony.co.za/investors/reporting/annual-reports**.

FORWARD-LOOKING STATEMENTS

This quarterly report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Harmony's financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Statements in this quarter that are not historical facts are "forward-looking statements" for the purpose of the safe harbour provided by Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expect", "anticipates", "believes", "intends", "estimates" and similar expressions. These statements are only predictions. All forward-looking statements involve a number of risks, uncertainties and other factors and we cannot assure you that such statements will prove to be correct. Risks, uncertainties and other factors could cause actual events or results to differ from those expressed or implied by the forward-looking statements. These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Harmony, wherever they may occur in this quarterly report and the exhibits to this quarterly report, are necessarily estimates reflecting the best judgement of the senior management of Harmony and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this quarterly report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in the countries in which we operate; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions; increases or decreases in the market price of gold; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions; availability, terms and deployment of capital; changes in government regulations, particularly mining rights and environmental regulations; fluctuations in exchange rates; currency devaluations and other macro-economic monetary policies; and socio-economic instability in the countries in which we operate.

CONTACT DETAILS

Corporate Office

Randfontein Office Park
PO Box 2, Randfontein, 1760, South Africa
Corner Main Reef Road/Ward Avenue
Randfontein, 1759, South Africa
Telephone: +27 11 411 2000
Website: **www.harmony.co.za**

Directors

P T Motsepe* *Chairman*
M Motloba*^ *Deputy Chairman*
G P Briggs *Chief Executive Officer*
F Abbott *Financial Director*
H E Mashego *Executive Director*
F F T De Buck*^ *Lead independent director*
J A Chissano*[1]^, K V Dicks*^, Dr D S S Lushaba*^,
C Markus*^, M Msimang*^, K T Nondumo*^,
V P Pillay *^, J L Wetton*^, A J Wilkens*
* Non-executive
^ Independent
[1] Mozambican

Investor relations team

Email: HarmonyIR@harmony.co.za

Marian van der Walt
Executive: Corporate and Investor Relations
Tel: +27 (0)11 411 2037
Mobile: +27 (0)82 888 1242
Email: marian@harmony.co.za

Bobo Ndinisa
Investor Relations
Tel: +27 (0)11 411 2137 / 057 904 4023
Mobile: +27 (0)79 783 2051
Email: bobo@harmony.co.za

Company Secretary

Riana Bisschoff
Telephone: +27 (0)11 411 6020
Mobile: +27 (0)83 629 4706
E-mail: riana.bisschoff@harmony.co.za

South African Share Transfer Secretaries

Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
13th Floor, Rennie House
19 Ameshoff Street
Braamfontein, 2001
PO Box 4844, Johannesburg, 2000, South Africa
Telephone: +27 86 154 6572
Fax: +27 86 674 2450
Email: meetfax@linkmarketservices.co.za

ADR[2] Depositary

Deutsche Bank Trust Company Americas
c/o American Stock Transfer and Trust Company
Peck Slip Station
PO Box 2050, New York, NY 10272-2050
Email queries: db@amstock.com
Toll Free: +1-800-937-5449
Intl: +1-718-921-8137
Fax: +1-718-921-8334
[2] *ADR: American Depository Receipts*

Sponsor

J.P. Morgan Equities South Africa (Pty) Ltd
1 Fricker Road, corner Hurlingham Road
Illovo
Johannesburg, 2196
Private Bag X9936, Sandton, 2146, South Africa
Telephone: +27 11 507 0300
Fax: +27 11 507 0503

Trading Symbols

JSE Limited: HAR
New York Stock Exchange, Inc: HMY
Berlin Stock Exchange: HAM1

Registration number

1950/038232/06
Incorporated in the Republic of South Africa

ISIN

ZAE000015228

COMPETENT PERSON'S DECLARATION

Harmony reports in terms of the South African Code for the Reporting of Exploration results, Mineral Resources and Ore Reserves (SAMREC). In South Africa, Harmony appoints an ore reserve manager at each of its operations who takes responsibility for the compilation and reporting of mineral resources and mineral reserves at their operations. In Papua New Guinea, competent persons are appointed for the mineral resources and mineral reserves for specific projects and operations.

The mineral resources and mineral reserves in this report are based on information compiled by the following competent persons:

Resources and Reserves South Africa: Jaco Boshoff, BSc (Hons), MSc, MBA, Pr. Sci. Nat., who has 19 years' relevant experience and is registered with the South African Council for Natural Scientific Professions (SACNASP) and a member of the South African Institute of Mining and Metallurgy (SAIMM).

Resources and Reserves Papua New Guinea: Gregory Job, BSc, MSc, who has 26 years' relevant experience and is a member of the Australian Institute of Mining and Metallurgy (AusIMM). Mr Job has sufficient experience relevant to the styles of mineralisation and types of deposits under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the "JORC Code").

Mr Boshoff and Mr Job are full-time employees of Harmony Gold Mining Company Limited. These competent persons consent to the inclusion in the report of the matters based on the information in the form and context in which it appears.

Mineral Resource and Reserve information as at 30 June 2014 has not changed.

CONTENTS

SHAREHOLDER INFORMATION

Issued ordinary share capital at 31 March 2015	436 094 323
Issued ordinary share capital at 31 December 2014	436 094 323
Market capitalisation	
At 31 March 2015 (ZARm)	9 219
At 31 March 2015 (US$m)	761
At 31 December 2014 (ZARm)	9 424
At 31 December 2014 (US$m)	815
Harmony ordinary shares and ADR prices	
12-month high (1 April 2014 – 31 March 2015) for ordinary shares	35.60
12-month low (1 April 2014 – 31 March 2015) for ordinary shares	17.00
12-month high (1 April 2014 – 31 March 2015) for ADRs	3.34
12-month low (1 April 2014 – 31 March 2015) for ADRs	1.56
Free float	**100%**
ADR ratio	**1:1**
JSE Limited	**HAR**
Range for quarter (2 January – 31 March 2015 closing prices)	R20.47 – R35.50
Average daily volume for the quarter (2 January – 31 March 2015)	1 473 990 shares
Range for quarter (1 October– 31 December 2014 closing prices)	R17.00 – R24.15
Average daily volume for the quarter (1 October– 31 December 2014)	2 977 951 shares
New York Stock Exchange including other US trading platforms	**HMY**
Range for quarter (2 January 2015 – 31 March 2015 closing prices)	US$1.69 – US$3.14
Average daily volume for the quarter (2 January– 31 March 2015)	3 473 101
Range for quarter (1 October– 31 December 2014 closing prices)	US$1.56 – US$2.20
Average daily volume for the quarter (1 October– 31 December 2014)	4 492 693
Investors' calendar	**2015**
Q3 FY15 presentation (webcast and conference call only)	8 May 2015
Q4 FY15 live presentation from Johannesburg	18 August 2015
Q1 FY15 presentation (webcast and conference call only)	5 November 2015
Annual General Meeting	26 November 2015

CHIEF EXECUTIVE OFFICER'S REVIEW

1. Safety

Following a fatality free December 2014 quarter in South Africa, it is with regret that I report two fatalities at our South African operations during the March 2015 quarter. Our sincere condolences go to the families and friends of Mosoeu Ntsutheleng (contractor team leader at Kusasalethu) and Michael Chobeng (development team leader at Masimong).

On 22 February 2015 we had an underground fire at Kusasalethu. I am grateful to report that all of the 486 underground employees were safely brought to surface.

2. Gold market

During the March 2015 quarter the average US dollar gold price received increased by 2% to US$1 220/oz (Dec 14: US$1 200/oz). The increase in the gold price during the March 2015 quarter combined with the weakening of the rand against the dollar to R11.74/US$ (Dec 14: R11.22/US$), resulted in an increase in the rand gold price received to R460 569/kg (Dec 14: R432 963/kg). We believe that the gold price will remain at current levels for some time to come.

3. Operational results

Gold production for the March 2015 quarter was impacted by slow start-ups after the December 2014 holidays, as well as safety stoppages. As a result, gold production was 10% (817 kilograms) lower at 7 642 kilograms in the March 2015 quarter compared to the December 2014 quarter (8 459 kilograms).

Our focus is on ensuring that our mines are safe and profitable. Target 3 has been closed, we have stopped the Phakisa decline, the restructuring of Kusasalethu was completed during the quarter and we continue to monitor each of our mines closely.

During the March 2015 quarter Kusasalethu showed an increase in grade and a reduction in costs. Tonnes mined were less than planned due to a fatal accident and a fire during the quarter.

A fatal accident early in the quarter and an underground fire at Masimong impacted negatively on volume. Following two loss-making quarters, it was decided to scale down ore body development at Masimong in an effort to restore the mine to profitability. The plan has already been partially implemented and will impact on the life of mine - we expect that the life of mine will be shortened to about 2 years.

Doornkop's performance was disappointing due to grade and volume constraints. Doornkop posted a net loss in the last three quarters and we are investigating alternatives to return the mine to profitability, which includes restructuring.

At Hiddden Valley a revised life of mine plan is being considered with reduced stripping requirements, which will enhance cash generation in the short term. Cost reduction initiatives being pursued at the mine includes revising the organisational structure. An operational improvement program has also been launched, with a specific focus on mining and maintenance discipline.

After recording three very good production quarters, unexpected low grades and poor ground conditions at Tshepong resulted in lower production during the March 2015 quarter. The crews had to be moved to mainly ledging and over-stoping areas. During the quarter new stope faces were established and the outlook for the June 2015 quarter on both volume and grade is positive.

4. Financial results

Despite lower gold production, production profit increased by 4% to R643 million in the March 2015 quarter compared to R618 million in the previous quarter, mainly due to a 10% decrease in operating costs supported by a 6% increase in the average gold price received.

Cash operating cost for the March 2015 quarter decreased by 4% when compared to the previous quarter, as a result of a decrease in the costs of consumables and labour. The restructuring at Kusasalethu was completed and the full cost saving will be realised in the June 2015 quarter. Kusasalethu's cost for the March 2015 quarter decreased by 8% when compared to the December 2014 quarter. Total capital expenditure for the March 2015 quarter decreased by 15% to R583 million.

Revenue

Revenue decreased by R287 million (8%) to R3 428 million as a result of the 13% decrease in gold sold to 7 444kg, which was partially offset by a 6% increase in the rand gold price received at R460 569/kg in the March 2015 quarter.

Production costs

The decrease in production costs in the March 2015 quarter is mainly as a result of the gold stock increase of R178 million, a decrease in consumables of R91 million due to lower production and a decrease in labour costs of R26 million as a result of the restructuring of our South African operations during the quarter.

Other items

Other items included in cost of sales decreased to R63 million in the March 2015 quarter. Restructuring cost related to employee termination was largely accounted for in the December 2014 quarter.

Exploration expenditure

The decrease in exploration expenditure in the March 2015 quarter is due to the capitalisation of the Golpu feasibility study costs, following the approval of the updated prefeasibility by the Harmony board in December 2014. The project has progressed to the final feasibility study stage.

Other expenses – net

The increase to R127 million in expenses in the March 2015 quarter is mainly due to the foreign exchange translation loss of R118 million recorded on the US$ borrowings. The rand weakened from US$/R11.57 at 31 December 2014 to US$/R12.17 at 31 March 2015.

Borrowings

Borrowings decreased by R261 million. The US$300 million syndicated loan (US$270 million drawn) was refinanced by a new revolving credit facility of up to US$250 million, of which US$205 million was committed and utilised at 31 March 2015. R400 million was drawn down on the R1.3 billion Nedbank facility.

5. Employee relations

We live our 5 values – safety, accountability, achievement, being connected and being honest. Our pro-active communication campaign is focused on keeping our employees informed about the state of the mine they work at as well as the health of Harmony. We engage with all the unions – whether formally recognised or not.

5.1 *Section 189A restructuring processes*

The Kusasalethu Section 189A process was concluded in February 2015.

Action	Employees
Transfer to other operations	359
Voluntary retrenchments	223
Compulsory retrenchments	224
Outside contractors replacements	227
Retained to fill vacancies on the mine	195
Medical cases and other	43
Total	**1 271**

During the June 2015 quarter operational restructuring will take place at Masimong, Doornkop and Hidden Valley. These processes will most likely include a Section 189A process.

Labour will be reduced by approximately 400 employees at Masimong during the June 2015 quarter.

5.2 *Preparations for the 2015 wage negotiations*

As the current wage agreement concludes at the end of June 2015, preparations for wage negotiations are well underway, with the primary gold producers (representing close on 80% of employees in the gold industry) bargaining centrally under the auspices of the Chamber of Mines. In addition to centralised negotiations, much emphasis has been placed on direct engagement with employees and unions during the past two years and particularly in fostering an understanding of the economic circumstances of the sector as a whole and Harmony's mines specifically.

What is clear is that high increases and indeed industrial action will lead to downscaling of operations and even closure of vulnerable mines. Job losses would be inevitable.

In engaging with unions in the coming months, we will be proposing an Economic and Social Compact, the fundamental principles of which are partnerships, sustainability and job retention. Rather than simply tabling and acceding to demands which typically characterises positional bargaining, we will be seeking to agree a set of mutually binding principles that spells out the obligations, rights and responsibilities of the companies and organised labour. Wages and conditions of service will be only one aspect of this Compact. Stakeholders will be apprised of progress as negotiations progress.

6. Mining Charter

On 31 March 2015 the Minister of Mineral Resources (DMR), Minister Advocate Ngoako Ramatlhodi, announced the Department of Mineral Resources' assessment of the mining industry's compliance with the Mining Charter.

Harmony acknowledges the DMR's account of the mining industry's success in achieving these targets and recognises the role of the mining industry as a driver of growth and development in South Africa. There is a difference of opinion, however, between the mining companies and the DMR in how some black economic empowerment (BEE) transactions are recognised. To this end, the DMR and the mining industry have agreed to jointly seek a 'declaratory order' from a South African court to ensure the correct interpretation of the rules governing the BEE component of the Charter. This is a proactive and necessary step to promote regulatory certainty for the mining industry and commenced in April 2015.

Harmony will continue its journey to cement its future in South Africa – pro-actively participating in transforming the South African mining industry – committed to identifying other opportunities to further facilitate HDSA (Historically disadvantaged South Africans) ownership, transform our workforce, invest in developing South Africans and create opportunities for small business entrepreneurs. Harmony's presence in South Africa is real and lasting and so will our legacy be.

Harmony believes that its performance in terms of each of the nine pillars set out in the Mining Charter illustrates that it does more than just comply. The nine pillars of the Charter are: reporting, ownership, housing and living conditions, procurement and enterprise development, employment equity, human resources development, mine community development, sustainable development and growth and beneficiation.

7. Golpu

Work on both the Feasibility Study for stage one and the Prefeasibility Study for stage two continued during the quarter. Stage one targets the upper higher value portion of the ore body. Stage two will encompass the rest of the ore reserve. Both studies are scheduled to be completed by the end of calendar year 2015.

The organisation structure for the Wafi-Golpu team has been completed and recruitment has commenced. Negotiation of the terms of a Pre Mine Development Agreement (PDMA) is in progress with the government and is intended to cover fiscal stability, regulatory stability and a framework for the mine development contract. Commencement of advanced exploration is dependent on PDMA progress and board approval.

8. Conclusion

We have responded to a lower gold price, first by rationalising our assets and then restructuring our portfolio – cutting costs, reducing labour numbers and focusing on mining only safe, profitable ounces. During the next couple of months we will continue to improve the performance of our assets and restructure Masimong, Doornkop and Hidden Valley for profitability. We are assessing ways of funding Golpu and unlocking the true value of each of our assets, which will ensure shareholder returns in the long term.

Graham Briggs
Chief Executive Officer

HARMONY™













Q3 FY15

SA RAND RESULTS

FOR THE THIRD QUARTER AND NINE MONTHS ENDED

31 MARCH 2015

OPERATING RESULTS (RAND/METRIC) (US$/IMPERIAL)

	Three months ended	South Africa																Hidden Valley	Total Harmony
		Underground production											Surface production				Total South Africa		
		Kusasalethu	Doornkop	Phakisa	Tshepong	Masimong	Target 1	Bambanani	Joel	Unisel	Target 3	Total Underground	Phoenix	Dumps	Kalgold	Total Surface			
Ore milled – t'000	**Mar-15**	**197**	**156**	**158**	**211**	**144**	**175**	**55**	**127**	**96**	**–**	**1 319**	**1 500**	**751**	**346**	**2 597**	**3 916**	**469**	**4 385**
	Dec-14	186	162	142	269	188	203	56	139	111	9	1 465	1 555	666	366	2 587	4 052	384	4 436
Gold produced – kg	**Mar-15**	**929**	**650**	**760**	**869**	**528**	**827**	**748**	**563**	**387**	**–**	**6 261**	**204**	**222**	**270**	**696**	**6 957**	**685**	**7 642**
	Dec-14	775	727	773	1 210	705	1 010	664	629	471	41	7 005	223	218	343	784	7 789	670	8 459
Gold produced – oz	**Mar-15**	**29 868**	**20 898**	**24 435**	**27 939**	**16 976**	**26 589**	**24 049**	**18 101**	**12 442**	**–**	**201 297**	**6 559**	**7 137**	**8 681**	**22 377**	**223 674**	**22 023**	**245 697**
	Dec-14	24 917	23 374	24 852	38 902	22 666	32 472	21 348	20 223	15 143	1 318	225 215	7 170	7 009	11 028	25 207	250 422	21 541	271 963
Yield – g/tonne	**Mar-15**	**4.72**	**4.17**	**4.81**	**4.12**	**3.67**	**4.73**	**13.60**	**4.43**	**4.03**	**–**	**4.75**	**0.14**	**0.30**	**0.78**	**0.27**	**1.78**	**1.46**	**1.74**
	Dec-14	4.17	4.49	5.44	4.50	3.75	4.98	11.86	4.53	4.24	4.56	4.78	0.14	0.33	0.94	0.30	1.92	1.74	1.91
Cash operating costs – R/kg	**Mar-15**	**453 214**	**407 286**	**377 879**	**438 522**	**436 333**	**336 706**	**227 365**	**311 538**	**435 292**	**–**	**379 620**	**340 902**	**394 122**	**386 496**	**375 565**	**379 214**	**364 561**	**377 901**
	Dec-14	590 241	360 688	369 639	327 527	351 210	283 716	252 893	294 693	346 295	386 049	352 329	317 238	376 101	362 942	353 601	352 457	411 216	357 111
Cash operating costs – $/oz	**Mar-15**	**1 201**	**1 079**	**1 001**	**1 162**	**1 156**	**892**	**602**	**825**	**1 153**	**–**	**1 006**	**903**	**1 044**	**1 024**	**995**	**1 005**	**966**	**1 001**
	Dec-14	1 636	1 000	1 025	908	973	786	701	817	960	1 071	977	879	1 042	1 006	980	977	1 140	990
Cash operating costs – R/tonne	**Mar-15**	**2 137**	**1 697**	**1 818**	**1 806**	**1 600**	**1 591**	**3 092**	**1 381**	**1 755**	**–**	**1 802**	**46**	**117**	**302**	**101**	**674**	**532**	**659**
	Dec-14	2 459	1 619	2 012	1 473	1 317	1 412	2 999	1 334	1 469	1 759	1 685	45	123	340	107	678	717	681
Gold sold – Kg	**Mar-15**	**976**	**625**	**755**	**864**	**524**	**834**	**743**	**467**	**384**	**–**	**6 172**	**194**	**216**	**274**	**684**	**6 856**	**588**	**7 444**
	Dec-14	844	716	774	1 211	705	992	665	655	472	40	7 074	221	215	324	760	7 834	746	8 580
Gold sold – oz	**Mar-15**	**31 379**	**20 094**	**24 274**	**27 778**	**16 847**	**26 814**	**23 888**	**15 014**	**12 346**	**–**	**198 434**	**6 237**	**6 945**	**8 809**	**21 991**	**220 425**	**18 905**	**239 330**
	Dec-14	27 135	23 020	24 885	38 934	22 666	31 893	21 380	21 059	15 175	1 286	227 433	7 105	6 912	10 417	24 434	251 867	23 984	275 851
Revenue (R'000)	**Mar-15**	**449 192**	**286 954**	**347 963**	**397 885**	**241 539**	**383 403**	**342 479**	**215 451**	**177 009**	**–**	**2 841 875**	**89 524**	**99 852**	**126 033**	**315 409**	**3 157 284**	**271 190**	**3 428 474**
	Dec-14	368 922	310 710	334 833	523 472	305 679	428 602	288 451	283 735	204 258	17 519	3 066 181	95 610	92 441	139 917	327 968	3 394 149	320 670	3 714 819
Cash operating costs (R'000)	**Mar-15**	**421 036**	**264 736**	**287 188**	**381 076**	**230 384**	**278 456**	**170 069**	**175 396**	**168 458**	**–**	**2 376 799**	**69 544**	**87 495**	**104 354**	**261 393**	**2 638 192**	**249 724**	**2 887 916**
	Dec-14	457 437	262 220	285 731	396 308	247 603	286 553	167 921	185 362	163 105	15 828	2 468 068	70 744	81 990	124 489	277 223	2 745 291	275 515	3 020 806
Inventory movement (R'000)	**Mar-15**	**22 301**	**(12 984)**	**(5 512)**	**405**	**(366)**	**(1 941)**	**(7 424)**	**(33 009)**	**(1 209)**	**–**	**(39 739)**	**(4 194)**	**(2 922)**	**(307)**	**(7 423)**	**(47 162)**	**(55 513)**	**(102 675)**
	Dec-14	24 957	(5 034)	5 278	1 831	2 797	(2 277)	4 359	11 097	2 143	(321)	44 830	(319)	(393)	(4 271)	(4 983)	39 847	35 755	75 602
Operating costs (R'000)	**Mar-15**	**443 337**	**251 752**	**281 676**	**381 481**	**230 018**	**276 515**	**162 645**	**142 387**	**167 249**	**–**	**2 337 060**	**65 350**	**84 573**	**104 047**	**253 970**	**2 591 030**	**194 211**	**2 785 241**
	Dec-14	482 394	257 186	291 009	398 139	250 400	284 276	172 280	196 459	165 248	15 507	2 512 898	70 425	81 597	120 218	272 240	2 785 138	311 270	3 096 408
Production profit (R'000)	**Mar-15**	**5 855**	**35 202**	**66 287**	**16 404**	**11 521**	**106 888**	**179 834**	**73 064**	**9 760**	**–**	**504 815**	**24 174**	**15 279**	**21 986**	**61 439**	**566 254**	**76 979**	**643 233**
	Dec-14	(113 472)	53 524	43 824	125 333	55 279	144 326	116 171	87 276	39 010	2 012	553 283	25 185	10 844	19 699	55 728	609 011	9 400	618 411
Production profit ($'000)	Mar-15	499	2 999	5 646	1 397	981	9 103	15 316	6 223	831	–	42 995	2 058	1 302	1 873	5 233	48 228	6 556	54 784
	Dec-14	(10 112)	4 770	3 905	11 170	4 927	12 862	10 353	7 777	3 476	179	49 307	2 244	967	1 756	4 967	54 274	838	55 112
Capital expenditure (R'000)	**Mar-15**	**102 713**	**58 658**	**93 945**	**69 942**	**42 563**	**73 715**	**23 860**	**41 929**	**18 591**	**–**	**525 916**	**1 450**	**1 592**	**13 519**	**16 561**	**542 477**	**40 685**	**583 162**
	Dec-14	122 185	73 259	127 836	87 070	48 441	69 120	39 338	59 654	31 380	–	658 283	414	2 487	8 770	11 671	669 954	11 814	681 768
Capital expenditure ($'000)	**Mar-15**	**8 748**	**4 996**	**8 001**	**5 957**	**3 625**	**6 278**	**2 032**	**3 571**	**1 583**	**–**	**44 791**	**123**	**136**	**1 151**	**1 410**	**46 201**	**3 465**	**49 666**
	Dec-14	10 888	6 528	11 392	7 759	4 317	6 160	3 506	5 316	2 796	–	58 662	37	222	782	1 041	59 703	1 053	60 756
Cash operating cost and capital – R/kg	**Mar-15**	**563 777**	**497 529**	**501 491**	**519 008**	**516 945**	**425 842**	**259 263**	**386 012**	**483 331**	**–**	**463 618**	**348 010**	**401 293**	**436 567**	**399 359**	**457 190**	**423 955**	**454 211**
	Dec-14	747 899	461 457	535 016	399 486	419 921	352 151	312 137	389 533	412 919	386 049	446 303	319 094	387 509	388 510	368 487	438 470	428 849	437 708
Cash operating cost and capital – $/oz	**Mar-15**	**1 493**	**1 318**	**1 328**	**1 375**	**1 369**	**1 128**	**687**	**1 022**	**1 280**	**–**	**1 228**	**922**	**1 063**	**1 156**	**1 058**	**1 211**	**1 123**	**1 203**
	Dec-14	2 073	1 279	1 483	1 107	1 164	976	865	1 080	1 144	1 071	1 237	884	1 074	1 077	1 021	1 215	1 189	1 213
All-in sustaining costs – R/kg	**Mar-15**	**580 834**	**506 937**	**505 086**	**541 040**	**543 497**	**428 593**	**257 253**	**365 686**	**506 655**	**–**	**474 925**	**344 328**	**405 970**	**446 887**	**404 878**	**467 456**	**561 306**	**474 873**
	Dec-14	743 336	470 383	503 210	416 470	443 880	374 820	303 254	376 107	435 600	405 170	454 139	320 538	404 276	414 402	384 243	447 513	535 921	455 202
All-in sustaining costs – $/oz	**Mar-15**	**1 539**	**1 343**	**1 338**	**1 433**	**1 440**	**1 135**	**681**	**969**	**1 342**	**–**	**1 258**	**912**	**1 075**	**1 184**	**1 073**	**1 238**	**1 482**	**1 258**
	Dec-14	2 060	1 304	1 395	1 154	1 230	1 039	841	1 042	1 207	1 123	1 259	889	1 121	1 149	1 065	1 240	1 486	1 262

CONDENSED CONSOLIDATED INCOME STATEMENTS (RAND)

Figures in million	Note	Quarter ended 31 March 2015 (Unaudited)	Quarter ended 31 December 2014 (Unaudited)	Quarter ended 31 March 2014 (Unaudited)	Nine months ended 31 March 2015 (Unaudited)	Nine months ended 31 March 2014 (Unaudited)	30 June 2014 (Audited)
Revenue		**3 428**	3 715	3 830	**11 574**	11 919	**15 682**
Cost of sales	2	**(3 444)**	(3 970)	(3 595)	**(11 735)**	(11 147)	**(16 088)**
Production costs		**(2 785)**	(3 096)	(2 906)	**(9 400)**	(8 973)	**(11 888)**
Amortisation and depreciation		**(596)**	(602)	(475)	**(1 848)**	(1 617)	**(2 143)**
Impairment of assets		**–**	–	(29)	**–**	(29)	**(1 439)**
Other items		**(63)**	(272)	(185)	**(487)**	(528)	**(618)**
Gross (loss)/profit		**(16)**	(255)	235	**(161)**	772	**(406)**
Corporate, administration and other expenditure		**(90)**	(83)	(109)	**(284)**	(319)	**(430)**
Social investment expenditure		**(20)**	(15)	(8)	**(59)**	(67)	**(88)**
Exploration expenditure	4	**(39)**	(95)	(90)	**(219)**	(344)	**(458)**
(Loss)/profit on sale of property, plant and equipment		**(1)**	1	–	**–**	–	**30**
Loss on scrapping of property, plant and equipment	5	**–**	(430)	–	**(430)**	–	**–**
Other expenses (net)	7	**(127)**	(52)	(22)	**(366)**	(161)	**(208)**
Operating (loss)/profit		**(293)**	(929)	6	**(1 519)**	(119)	**(1 560)**
Profit/(loss) from associates	6	**–**	–	10	**–**	17	**(109)**
(Impairment)/profit on disposal of investments		**–**	–	–	**–**	(7)	**7**
Net gain on financial instruments		**7**	8	25	**24**	138	**170**
Investment income		**61**	59	64	**171**	159	**220**
Finance cost		**(71)**	(67)	(59)	**(202)**	(176)	**(277)**
(Loss)/profit before taxation		**(296)**	(929)	46	**(1 526)**	12	**(1 549)**
Taxation		**33**	73	(15)	**142**	(59)	**279**
Normal taxation		**3**	(4)	24	**–**	(25)	**(24)**
Deferred taxation		**30**	77	(39)	**142**	(34)	**303**
Net (loss)/profit for the period		**(263)**	(856)	31	**(1 384)**	(47)	**(1 270)**
Attributable to:							
Owners of the parent		**(263)**	(856)	31	**(1 384)**	(47)	**(1 270)**
(Loss)/earnings per ordinary share (cents)	3						
Basic (loss)/earnings		**(61)**	(197)	7	**(319)**	(11)	**(293)**
Diluted (loss)/earnings		**(61)**	(197)	7	**(319)**	(11)	**(293)**

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (RAND)

Figures in million	Quarter ended			Nine months ended		
	31 March 2015 (Unaudited)	31 December 2014 (Unaudited)	31 March 2014 (Unaudited)	**31 March 2015 (Unaudited)**	31 March 2014 (Unaudited)	**30 June 2014 (Audited)**
Net (loss)/profit for the period	**(263)**	(856)	31	**(1 384)**	(47)	**(1 270)**
Other comprehensive income/(loss) for the period, net of income tax	**73**	(114)	(416)	**138**	(733)	**(140)**
Items that may be reclassified subsequently to profit or loss:	**73**	(114)	(416)	**138**	(733)	**(109)**
Foreign exchange translation	**73**	(114)	(421)	**138**	(745)	**(108)**
Movements on investments	**–**	–	5	**–**	12	**(1)**
Items that will not be reclassified to profit or loss:	**–**	–	–	**–**	–	**(31)**
Actuarial loss recognised during the year	**–**	–	–	**–**	–	**(38)**
Deferred taxation thereon	**–**	–	–	**–**	–	**7**
Total comprehensive loss for the period	**(190)**	(970)	(385)	**(1 246)**	(780)	**(1 410)**
Attributable to:						
Owners of the parent	**(190)**	(970)	(385)	**(1 246)**	(780)	**(1 410)**

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (RAND)

for the nine months ended 31 March 2015 (unaudited)

Figures in million	**Share capital**	**Other reserves**	**(Accumulated loss)/retained earnings**	**Total**
Balance – 30 June 2014	**28 325**	**3 539**	**(822)**	**31 042**
Share-based payments	**–**	**156**	**–**	**156**
Net loss for the period	**–**	**–**	**(1 384)**	**(1 384)**
Other comprehensive income for the period	**–**	**138**	**–**	**138**
Balance – 31 March 2015	**28 325**	**3 833**	**(2 206)**	**29 952**
Balance – 30 June 2013	28 325	3 442	448	32 215
Share-based payments	–	198	–	198
Net loss for the period	–	–	(47)	(47)
Other comprehensive loss for the period	–	(733)	–	(733)
Balance – 31 March 2014	28 325	2 907	401	31 633

The accompanying notes are an integral part of these condensed consolidated financial statements.

The condensed consolidated financial statements for the nine months ended 31 March 2015 have been prepared by Harmony Gold Mining Company Limited's corporate reporting team headed by Herman Perry. This process was supervised by the financial director, Frank Abbott and approved by the board of Harmony Gold Mining Company Limited. These financial statements have not been audited or independently reviewed.

CONDENSED CONSOLIDATED BALANCE SHEETS (RAND)

Figures in million	Note	At 31 March 2015 (Unaudited)	At 31 December 2014 (Unaudited)	At 30 June 2014 (Audited)	At 31 March 2014 (Unaudited)
ASSETS					
Non-current assets					
Property, plant and equipment	5	**33 018**	32 843	33 069	**32 400**
Intangible assets		**885**	883	886	**2 194**
Restricted cash		**45**	42	42	**40**
Restricted investments		**2 375**	2 366	2 299	**2 225**
Deferred tax assets		**66**	71	81	**84**
Investments in associates	6	**–**	–	–	**125**
Loan to associate	6	**124**	120	–	**–**
Investments in financial assets		**5**	5	4	**4**
Inventories		**50**	50	50	**57**
Total non-current assets		**36 568**	36 380	36 431	**37 129**
Current assets					
Inventories		**1 453**	1 337	1 534	**1 306**
Trade and other receivables		**854**	822	951	**900**
Income and mining taxes		**28**	43	110	**141**
Restricted cash		**15**	15	15	**15**
Cash and cash equivalents		**701**	1 374	1 829	**2 008**
		3 051	3 591	4 439	**4 370**
Non-current assets and assets of disposal groups classified as held for sale		**–**	–	–	**51**
Total current assets		**3 051**	3 591	4 439	**4 421**
Total assets		**39 619**	39 971	40 870	**41 550**
EQUITY AND LIABILITIES					
Share capital and reserves					
Share capital		**28 325**	28 325	28 325	**28 325**
Other reserves		**3 833**	3 733	3 539	**2 907**
(Accumulated loss)/retained earnings		**(2 206)**	(1 944)	(822)	**401**
Total equity		**29 952**	30 114	31 042	**31 633**
Non-current liabilities					
Deferred tax liabilities		**2 528**	2 562	2 680	**3 029**
Provision for environmental rehabilitation		**2 216**	2 170	2 098	**2 020**
Retirement benefit obligation		**258**	255	247	**205**
Other non-current liabilities		**33**	42	95	**67**
Borrowings	7	**2 860**	–	2 860	**2 843**
Total non-current liabilities		**7 895**	5 029	7 980	**8 164**
Current liabilities					
Borrowings	7	**–**	3 121	–	**–**
Income and mining taxes		**8**	–	–	**3**
Trade and other payables		**1 764**	1 707	1 848	**1 750**
Total current liabilities		**1 772**	4 828	1 848	**1 753**
Total equity and liabilities		**39 619**	39 971	40 870	**41 550**

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (RAND)

Figures in million	Quarter ended 31 March 2015 (Unaudited)	Quarter ended 31 December 2014 (Unaudited)	Quarter ended 31 March 2014 (Unaudited) Restated*	Nine months ended 31 March 2015 (Unaudited)	Nine months ended 31 March 2014 (Unaudited) Restated#	Year ended 30 June 2014 (Audited)
Cash flow from operating activities						
Cash generated/(utilised) by operations	**353**	(64)	783	**1 360**	1 814	**2 247**
Interest and dividends received	**21**	30	34	**76**	92	**139**
Interest paid	**(14)**	(23)	(39)	**(60)**	(89)	**(121)**
Income and mining taxes refunded/(paid)	**26**	39	–	**90**	(28)	**3**
Cash generated/(utilised) by operating activities	**386**	(18)	778	**1 466**	1 789	**2 268**
Cash flow from investing activities						
Decrease/(increase) in restricted cash	**12**	(4)	(3)	**12**	(3)	**(6)**
Decrease/(increase) in restricted investments	**19**	–	–	**20**	–	**(24)**
Proceeds on disposal of investments	**–**	–	–	**–**	–	**51**
Loan to associate	**–**	(120)	–	**(120)**	–	**–**
Other investing activities	**–**	–	–	**–**	(10)	**–**
Net additions to property, plant and equipment[1]	**(710)**	(748)	(627)	**(2 109)**	(1 962)	**(2 661)**
Cash utilised by investing activities	**(679)**	(872)	(630)	**(2 197)**	(1 975)	**(2 640)**
Cash flow from financing activities						
Borrowings raised	**400**	–	–	**400**	612	**612**
Borrowings repaid	**(782)**	–	(462)	**(782)**	(468)	**(468)**
Cash (utilised)/generated by financing activities	**(382)**	–	(462)	**(382)**	144	**144**
Foreign currency translation adjustments	**2**	(17)	(1)	**(15)**	(39)	**(32)**
Net decrease in cash and cash equivalents	**(673)**	(907)	(315)	**(1 128)**	(81)	**(260)**
Cash and cash equivalents – beginning of period	**1 374**	2 281	2 323	**1 829**	2 089	**2 089**
Cash and cash equivalents – end of period	**701**	1 374	2 008	**701**	2 008	**1 829**

[1] Net additions to property, plant and equipment includes:

Figures in million	Quarter ended 31 March 2015	Quarter ended 31 December 2014	Quarter ended 31 March 2014	Nine months ended 31 March 2015	Nine months ended 31 March 2014	Year ended 30 June 2014
Capital and capitalised exploration and evaluation expenditure for Wafi-Golpu	40	–	–	54	–	12
Additions resulting from stripping activities at Hidden Valley	85	65	28	183	112	120

* *For the March 2014 quarter: Cash generated by operating activities previously reported as R750 million restated to R778 million. Cash utilised by investing activities previously reported as (R602 million) restated to (R630 million). This is mainly related to the change in accounting policy for IFRIC 20.*

\# *For the nine months ended 31 March 2014: Cash generated by operating activities previously reported as R1 668 million restated to R1 789 million. Cash utilised by investing activities previously reported as (R1 854 million) restated to (R1 975 million). This is mainly related to the change in accounting policy for IFRIC 20.*

The accompanying notes are an integral part of these condensed consolidated financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the nine months ended 31 March 2015 (Rand)

1. Accounting policies

Basis of accounting

The condensed consolidated financial statements for the nine months ended 31 March 2015 have been prepared in accordance with IAS 34, Interim Financial Reporting, JSE Listings Requirements, SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council, and in the manner required by the Companies Act of South Africa. They should be read in conjunction with the annual financial statements for the year ended 30 June 2014, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). The accounting policies are consistent with those described in the annual financial statements, except for the adoption of applicable revised and/or new standards issued by the International Accounting Standards Board.

The following accounting standards, amendments to standards and new interpretations have been adopted with effect from 1 July 2014 and had no impact on the financial results of the group:

IFRSs	Annual Improvements 2010 – 2012 Cycle
IAS 32	Amendment – Presentation – Offsetting Financial Assets and Financial Liabilities
IAS 36	Amendment – Impairment of Assets – Recoverable amount disclosures for non-financial assets
IFRIC 21	Levies

2. Cost of sales

Figures in million	Quarter ended			Nine months ended		Year ended
	31 March 2015 (Unaudited)	31 December 2014 (Unaudited)	31 March 2014 (Unaudited)	**31 March 2015 (Unaudited)**	31 March 2014 (Unaudited)	**30 June 2014 (Audited)**
Production costs – excluding royalty	**2 759**	3 074	2 881	**9 320**	8 871	**11 761**
Royalty expense	**26**	22	25	**80**	102	**127**
Amortisation and depreciation	**596**	602	475	**1 848**	1 617	**2 143**
Impairment of assets	**–**	–	29	**–**	29	**1 439**
Rehabilitation expenditure[1]	**15**	5	17	**34**	17	**8**
Care and maintenance cost of restructured shafts	**20**	20	16	**57**	51	**66**
Employment termination and restructuring (credit)/costs[2]	**(3)**	182	90	**227**	234	**274**
Share-based payments	**32**	66	62	**171**	227	**270**
Other	**(1)**	(1)	–	**(2)**	(1)	**–**
Total cost of sales	**3 444**	3 970	3 595	**11 735**	11 147	**16 088**

[1] *Included in the December 2014 quarter is a credit of R11 million as a result of work performed in the Free State and at Deelkraal, resulting in a reduction in the rehabilitation liability.*

[2] *The March 2015 quarter total includes a credit for Kusasalethu following the conclusion of the Section 189A process during the quarter. The December 2014 quarter total includes amounts relating to management retrenchments and retrenchment of employees at Target 3, Ernest Oppenheimer Hospital and a provision for Kusasalethu.*

3. **(Loss)/earnings per share**

	Quarter ended			Nine months ended		Year ended
	31 March 2015 (Unaudited)	31 December 2014 (Unaudited)	31 March 2014 (Unaudited)	**31 March 2015 (Unaudited)**	31 March 2014 (Unaudited)	**30 June 2014 (Audited)**
Weighted average number of shares (million)	**434.4**	434.2	433.3	**434.2**	433.0	**433.2**
Weighted average number of diluted shares (million)	**439.5**	435.2	434.3	**437.3**	434.4	**434.7**
Total (loss)/earnings per share (cents):						
Basic (loss)/earnings	**(61)**	(197)	7	**(319)**	(11)	**(293)**
Diluted (loss)/earnings	**(61)**	(197)	7	**(319)**	(11)	**(293)**
Headline (loss)/earnings	**(60)**	(114)	12	**(236)**	(4)	**26**
Diluted headline (loss)/earnings	**(60)**	(114)	12	**(236)**	(4)	**26**
Figures in million						
Reconciliation of headline (loss)/earnings:						
Net (loss)/profit	**(263)**	(856)	31	**(1 384)**	(47)	**(1 270)**
Adjusted for:						
Impairment/(profit on disposal) of investments[1]	**–**	–	–	**–**	7	**(7)**
Impairment of assets	**–**	–	29	**–**	29	**1 439**
Taxation effect on impairment of assets	**–**	–	(8)	**–**	(8)	**(24)**
Loss/(profit) on sale of property, plant and equipment	**1**	(1)	–	**–**	–	**(30)**
Taxation effect of profit on sale of property, plant and equipment	**–**	–	–	**–**	–	**6**
Loss on scrapping of property, plant and equipment	**–**	430	–	**430**	–	**–**
Taxation effect on loss of scrapping of property, plant and equipment	**–**	(69)	–	**(69)**	–	**–**
Headline (loss)/earnings	**(262)**	(496)	52	**(1 023)**	(19)	**114**

[1] *There is no taxation effect on these items.*

4. **Exploration expenditure**

The Harmony board approved the updated Golpu project prefeasibility study in December 2014. The approval and the progression to the final feasibility study stage, demonstrates the technical and commercial viability of the Golpu project and as a result Harmony started capitalising project exploration and evaluation expenditure in respect of the Golpu project in the March 2015 quarter.

5. **Loss on scrapping of property, plant and equipment**

As reported last quarter, management embarked on a life-of-mine optimisation process in respect of the South African operations which was finalised at the end of the December 2014 quarter. The optimisation ensured greater focus on mining profitable and higher grade areas at our operations and therefore resulted in the abandonment of lower grade and unprofitable areas from the life-of-mine plan for most of the operations.

In the case of Kusasalethu and Masimong, the optimisation led to the abandonment of levels and areas with a carrying value. The abandonment of these areas resulted in the derecognition of property, plant and equipment as no future economic benefits are expected from their use or disposal and a loss on scrapping of property, plant and equipment of R214 million on Kusasalethu and R216 million on Masimong was recorded in the December 2014 quarter.

6. **Investment in associate**

Harmony holds a 10.38% share in Rand Refinery Proprietary Limited (Rand Refinery). Due to the issues experienced at Rand Refinery following the implementation of a new Enterprise Resource Planning (ERP) system on 1 April 2013, Harmony provided for its full share of loss for the inventory discrepancy and recognised a R127 million loss in the June 2014 quarter.

As a precautionary measure following the challenges experienced by the implementation of the software system, Rand Refinery's shareholders have extended Rand Refinery an irrevocable, subordinated loan facility of up to R1.2 billion. The facility is convertible to equity after a period of two years. The agreements relating to the facility were signed on 23 July 2014.

During the December 2014 quarter, Rand Refinery Proprietary Limited drew down R1.02 billion on the shareholders loan. Harmony's portion of the shareholders' loan was R120 million. Interest on the facility is JIBAR plus a margin of 3.5%.

7. Borrowings

During the March 2015 quarter, the US$300 million syndicated revolving credit facility (US$270 million drawn) was refinanced by a new revolving credit facility of US$250 million. R400 million was drawn down on the R1.3 billion Nedbank revolving credit facility during the March 2015 quarter.

Figures in million	US$ facility US dollar	Rand facility SA rand
Borrowings summary		
Facility	250	1 300
Drawn down	205	400
Undrawn committed borrowing facilities	45	900
Maturity	February 2018	December 2016

A foreign exchange translation loss of R118 million was recorded in the March 2015 quarter (December 2014 quarter: R69 million) increasing the borrowings balance and Other expenses (net).

8. Financial risk management activities

Fair value determination

The following table presents the group's assets and liabilities that are measured at fair value by level within the fair value hierarchy:

Level 1: Quoted prices (unadjusted) in active markets for identical assets;

Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset, either directly or indirectly (that is, as prices) or indirectly (that is, derived from prices);

Level 3: Inputs for the asset that are not based on observable market data (that is, unobservable inputs).

Figures in million	At 31 March 2015 (Unaudited)	At 31 December 2014 (Unaudited)	At 30 June 2014 (Audited)	At 31 March 2014 (Unaudited)
Available-for-sale financial assets[1]				
Level 1	–	–	–	51
Level 2	–	–	–	–
Level 3	5	5	4	4
Fair value through profit or loss[2]				
Level 1	–	–	–	–
Level 2	155	375	798	768
Level 3	–	–	–	–

[1] *Level 1 fair values are directly derived from actively traded shares on the JSE.*
Level 3 fair values have been valued by the directors by performing independent valuations on an annual basis.

[2] *The majority of the level 2 fair values are directly derived from the Shareholders Weighted Top 40 index (SWIX 40) on the JSE, and are discounted at market interest rate.*

9. Commitments and contingencies

Figures in million	At 31 March 2015 (Unaudited)	At 31 December 2014 (Unaudited)	At 30 June 2014 (Audited)	At 31 March 2014 (Unaudited)
Capital expenditure commitments:				
Contracts for capital expenditure	196	172	157	245
Authorised by the directors but not contracted for	877	1 646	519	491
	1 073	1 818	676	736

This expenditure will be financed from existing resources and, where appropriate, borrowings.

Contingent liabilities

For a detailed disclosure on contingent liabilities refer to Harmony's annual financial statements for the financial year ended 30 June 2014, available on the group's website (www.harmony.co.za). There were no significant changes in contingencies since 30 June 2014.

10. Related parties

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the group, directly or indirectly, including any director (whether executive or otherwise) of the group. There were no transactions with related parties during the nine months ended 31 March 2015.

11. Subsequent events

There were no subsequent events to report.

12. Segment report

The segment report follows on page 17.

13. Reconciliation of segment information to condensed consolidated income statements and balance sheets

Figures in million	Nine months ended 31 March 2015 (Unaudited)	Nine months ended 31 March 2014 (Unaudited)
The "Reconciliation of segment information to condensed consolidated financial statements" line item in the segment report is broken down in the following elements, to give a better understanding of the differences between the financial statements and segment report:		
Reconciliation of production profit to gross (loss)/profit		
Total segment revenue	**11 574**	11 919
Total segment production costs	**(9 400)**	(8 973)
Production profit per segment report	**2 174**	2 946
Depreciation	**(1 848)**	(1 617)
Other cost of sales items	**(487)**	(557)
Gross (loss)/profit as per income statements[1]	**(161)**	772

[1] *The reconciliation was done up to the first recognisable line item on the income statement. The reconciliation will follow the income statement after that.*

Figures in million	At 31 March 2015 (Unaudited)	At 31 March 2014 (Unaudited)
Reconciliation of total segment mining assets to consolidated property, plant and equipment		
Property, plant and equipment not allocated to a segment		
Mining assets	**765**	821
Undeveloped property	**5 139**	5 139
Other non-mining assets	**194**	133
Wafi-Golpu assets	**1 155**	971
	7 253	7 064

SEGMENT REPORT (RAND/METRIC)

for the nine months ended 31 March 2015 (unaudited)

	Revenue 31 March		Production cost 31 March		Production (loss)/profit 31 March		Mining assets 31 March		Capital expenditure# 31 March		Kilograms produced 31 March		Tonnes milled 31 March	
	2015	2014	**2015**	2014	**2015**	2014	**2015**	2014	**2015**	2014	**2015**	2014	**2015**	2014
	R million		R million		R million		R million		R million		kg		t'000	
South Africa														
Underground														
Kusasalethu	**1 454**	1 466	**1 508**	1 363	**(54)**	103	**3 583**	3 539	**349**	366	**3 038**	3 341	**673**	857
Doornkop	**907**	930	**818**	854	**89**	76	**3 304**	3 385	**187**	178	**1 996**	2 071	**454**	576
Phakisa	**1 068**	952	**871**	786	**197**	166	**4 609**	4 622	**307**	264	**2 388**	2 213	**458**	431
Tshepong	**1 408**	1 305	**1 187**	1 024	**221**	281	**4 022**	3 914	**241**	218	**3 157**	3 035	**739**	700
Masimong	**862**	903	**738**	742	**124**	161	**900**	1 040	**132**	122	**1 931**	2 102	**517**	514
Target 1	**1 296**	1 466	**872**	747	**424**	719	**2 816**	2 736	**216**	214	**2 879**	3 495	**561**	565
Bambanani[a]	**959**	1 040	**509**	513	**450**	527	**839**	844	**88**	88	**2 139**	2 419	**170**	190
Joel	**779**	756	**561**	508	**218**	248	**539**	379	**132**	108	**1 725**	1 716	**412**	396
Unisel	**597**	622	**510**	452	**87**	170	**608**	662	**79**	62	**1 335**	1 446	**321**	310
Target 3[b]	**222**	459	**177**	407	**45**	52	**540**	525	**20**	99	**483**	1 102	**90**	230
Surface														
All other surface operations	**1 022**	961	**837**	735	**185**	226	**481**	469	**36**	33	**2 261**	2 215	**7 822**	7 841
Total South Africa	**10 574**	10 860	**8 588**	8 131	**1 986**	2 729	**22 241**	22 115	**1 787**	1 752	**23 332**	25 155	**12 217**	12 610
International														
Hidden Valley	**1 000**	1 059	**812**	842	**188**	217	**3 524**	3 221	**74**	89	**2 204**	2 363	**1 374**	1 476
Total international	**1 000**	1 059	**812**	842	**188**	217	**3 524**	3 221	**74**	89	**2 204**	2 363	**1 374**	1 476
Total operations	**11 574**	11 919	**9 400**	8 973	**2 174**	2 946	**25 765**	25 336	**1 861**	1 841	**25 536**	27 518	**13 591**	14 086
Reconciliation of the segment information to the condensed consolidated financial statements (refer to note 13)							**7 253**	7 064						
	11 574	11 919	**9 400**	8 973			**33 018**	32 400						

 # Capital expenditure for international operations excludes expenditure spend on Wafi-Golpu of R54 million (2014: Rnil).

[a] Includes Steyn 2 for the March 2014 amounts.

[b] Target 3 was placed on care and maintenance at the beginning of the December 2014 quarter.







Q3 FY15

US$ RESULTS

FOR THE THIRD QUARTER AND NINE MONTHS ENDED 31 MARCH 2015







CONDENSED CONSOLIDATED INCOME STATEMENTS (US$)

(Convenience translation)

Figures in million	Quarter ended			Nine months ended		Year ended
	31 March 2015 (Unaudited)	31 December 2014 (Unaudited)	31 March 2014 (Unaudited)	**31 March 2015 (Unaudited)**	31 March 2014 (Unaudited)	**30 June 2014 (Audited)**
Revenue	**292**	327	354	**1 030**	1 158	**1 515**
Cost of sales	**(293)**	(354)	(332)	**(1 043)**	(1 082)	**(1 549)**
Production costs	**(237)**	(276)	(268)	**(836)**	(871)	**(1 148)**
Amortisation and depreciation	**(51)**	(54)	(44)	**(164)**	(157)	**(207)**
Impairment of assets	**–**	–	(3)	**–**	(3)	**(135)**
Other items	**(5)**	(24)	(17)	**(43)**	(51)	**(59)**
Gross (loss)/profit	**(1)**	(27)	22	**(13)**	76	**(34)**
Corporate, administration and other expenditure	**(8)**	(8)	(10)	**(25)**	(31)	**(42)**
Social investment expenditure	**(2)**	(1)	(1)	**(5)**	(7)	**(9)**
Exploration expenditure	**(3)**	(8)	(8)	**(19)**	(33)	**(44)**
Profit on sale of property, plant and equipment	**–**	–	–	**–**	–	**3**
Loss on scrapping of property, plant and equipment	**–**	(38)	–	**(38)**	–	**–**
Other expenses (net)	**(11)**	(5)	(2)	**(33)**	(16)	**(20)**
Operating (loss)/profit	**(25)**	(87)	1	**(133)**	(11)	**(146)**
Profit/(loss) from associates	**–**	–	1	**–**	2	**(10)**
(Impairment)/profit on disposal of investments	**–**	–	–	**–**	(1)	**1**
Net gain on financial instruments	**1**	1	2	**2**	13	**16**
Investment income	**5**	6	6	**15**	15	**21**
Finance cost	**(6)**	(6)	(5)	**(18)**	(17)	**(27)**
(Loss)/profit before taxation	**(25)**	(86)	5	**(134)**	1	**(145)**
Taxation	**3**	7	(2)	**13**	(5)	**27**
Normal taxation	**–**	–	2	**–**	(2)	**(2)**
Deferred taxation	**3**	7	(4)	**13**	(3)	**29**
Net (loss)/profit for the period	**(22)**	(79)	3	**(121)**	(4)	**(118)**
Attributable to:						
Owners of the parent	**(22)**	(79)	3	**(121)**	(4)	**(118)**
(Loss)/profit per ordinary share (cents)						
Basic (loss)/earnings	**(5)**	(18)	1	**(28)**	(1)	**(27)**
Diluted (loss)/earnings	**(5)**	(18)	1	**(28)**	(1)	**(27)**

The currency conversion average rates for the quarter ended: March 2015: US$1 = R11.74 (December 2014: US$1 = R11.22, March 2014: US$1 = R10.83). For year ended: June 2014: US$1 = R10.35. Nine months ended: March 2015: US$1 = R11.24 (March 2014: US$1 = R10.30).

The income statement for the year ended 30 June 2014 has been extracted from the 2014 annual financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (US$)

(Convenience translation)

Figures in million	Quarter ended 31 March 2015 (Unaudited)	Quarter ended 31 December 2014 (Unaudited)	Quarter ended 31 March 2014 (Unaudited)	Nine months ended 31 March 2015 (Unaudited)	Nine months ended 31 March 2014 (Unaudited)	Year ended 30 June 2014 (Audited)
Net (loss)/profit for the period	**(22)**	(79)	3	**(121)**	(4)	**(118)**
Other comprehensive income/(loss) for the period, net of income tax	**6**	(11)	(39)	**12**	(71)	**(209)**
Items that may be reclassified subsequently to profit or loss:	**6**	(11)	(39)	**12**	(71)	**(206)**
Foreign exchange translation	**6**	(11)	(39)	**12**	(72)	**(206)**
Movements on investments	**–**	–	–	**–**	1	**–**
Items that will not be reclassified to profit or loss:	**–**	–	–	**–**	–	**(3)**
Acturial loss recognised during the year	**–**	–	–	**–**	–	**(4)**
Deferred taxation thereon	**–**	–	–	**–**	–	**1**
Total comprehensive loss for the period	**(16)**	(90)	(36)	**(109)**	(75)	**(327)**
Attributable to:						
Owners of the parent	**(16)**	(90)	(36)	**(109)**	(75)	**(327)**

The currency conversion average rates for the quarter ended: March 2015: US$1 = R11.74 (December 2014: US$1 = R11.22, March 2014: US$1 = R10.83). For year ended: June 2014: US$1 = R10.35. Nine months ended: March 2015: US$1 = R11.24 (March 2014: US$1 = R10.30).

The statement of comprehensive income for the year ended 30 June 2014 has been extracted from the 2014 annual financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (US$)

for the nine months ended 31 March 2015 (Convenience translation) (unaudited)

Figures in million	Share capital	Other reserves	(Accumulated loss)/retained earnings	Total
Balance – 30 June 2014	**2 327**	**291**	**(68)**	**2 550**
Share-based payments	**–**	**13**	**–**	**13**
Net loss for the period	**–**	**–**	**(114)**	**(114)**
Other comprehensive income for the period	**–**	**11**	**–**	**11**
Balance – 31 March 2015	**2 327**	**315**	**(182)**	**2 460**
Balance – 30 June 2013	2 682	326	42	3 050
Share-based payments	–	19	–	19
Net loss for the period	–	–	(4)	(4)
Other comprehensive loss for the period	–	(69)	–	(69)
Balance – 31 March 2014	2 682	276	38	2 996

The currency conversion closing rates for the nine months ended 31 March 2015: US$1 = R12.17 (March 2014: US$1 = R10.56).

Note on convenience translations

Except where specific statements have been extracted from 2014 annual financial statements, the requirements of IAS 21, *The Effects of the Changes in Foreign Exchange Rates*, have not necessarily been applied in the translation of the US Dollar financial statements presented on pages 19 to 23.

CONDENSED CONSOLIDATED BALANCE SHEETS (US$)

(Convenience translation)

Figures in million	At 31 March 2015 (Unaudited)	At 31 December 2014 (Unaudited)	At 30 June 2014 (Audited)	At 31 March 2014 (Unaudited)
ASSETS				
Non-current assets				
Property, plant and equipment	**2 712**	2 839	3 116	**3 068**
Intangible assets	**73**	76	84	**208**
Restricted cash	**4**	4	4	**4**
Restricted investments	**195**	205	217	**211**
Deferred tax assets	**5**	6	8	**8**
Investments in associates	**–**	–	–	**12**
Loan to associate	**10**	10	–	**–**
Inventories	**4**	4	5	**5**
Total non-current assets	**3 003**	3 144	3 434	**3 516**
Current assets				
Inventories	**119**	116	145	**124**
Trade and other receivables	**70**	71	90	**85**
Income and mining taxes	**2**	4	10	**13**
Restricted cash	**1**	1	1	**1**
Cash and cash equivalents	**58**	119	172	**190**
	250	311	418	**413**
Non-current assets and assets of disposal groups classified as held for sale	**–**	–	–	**5**
Total current assets	**250**	311	418	**418**
Total assets	**3 253**	3 455	3 852	**3 934**
EQUITY AND LIABILITIES				
Share capital and reserves				
Share capital	**2 327**	2 448	4 035	**2 682**
Other reserves	**315**	323	(887)	**276**
(Accumulated loss)/retained earnings	**(182)**	(168)	(223)	**38**
Total equity	**2 460**	2 603	2 925	**2 996**
Non-current liabilities				
Deferred tax liabilities	**207**	221	253	**287**
Provision for environmental rehabilitation	**182**	188	198	**191**
Retirement benefit obligation	**21**	22	23	**19**
Other non-current liabilities	**2**	4	9	**6**
Borrowings	**235**	–	270	**269**
Total non-current liabilities	**647**	435	753	**772**
Current liabilities				
Borrowings	**–**	270	–	**–**
Income and mining taxes	**1**	–	–	**–**
Trade and other payables	**145**	147	174	**166**
Total current liabilities	**146**	417	174	**166**
Total equity and liabilities	**3 253**	3 455	3 852	**3 934**

The balance sheet for March 2015 converted at a conversion rate of US$1 = R12.17 (December 2014 : US$1 = R11.57, June 2014: US$1 = R10.61, March 2014 : US$1 = R10.56).

The balance sheet at 30 June 2014 has been extracted from the 2014 annual financial statements.

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (US$)

(Convenience translation)

Figures in million	Quarter ended 31 March 2015 (Unaudited)	Quarter ended 31 December 2014 (Unaudited)	Quarter ended 31 March 2014 (Unaudited) Restated*	Nine months ended 31 March 2015 (Unaudited)	Nine months ended 31 March 2014 (Unaudited) Restated#	Year ended 30 June 2014 (Audited)
Cash flow from operating activities						
Cash generated/(utilised) by operations	**30**	(6)	73	**121**	176	**218**
Interest and dividends received	**2**	3	3	**7**	9	**13**
Interest paid	**(1)**	(2)	(4)	**(5)**	(9)	**(12)**
Income and mining taxes refunded/(paid)	**2**	3	–	**8**	(3)	**–**
Cash generated/(utilised) by operating activities	**33**	(2)	72	**131**	173	**219**
Cash flow from investing activities						
Decrease/(increase) in restricted cash	**1**	–	–	**1**	–	**(1)**
Decrease/(increase) in restricted investments	**2**	–	–	**2**	–	**(2)**
Proceeds on disposal of investments	**–**	–	–	**–**	–	**5**
Loan to associate	**–**	(11)	–	**(11)**	–	**–**
Other investing activities	**–**	–	–	**–**	(1)	**–**
Net additions to property, plant and equipment[1]	**(60)**	(67)	(58)	**(188)**	(191)	**(257)**
Cash utilised by investing activities	**(57)**	(78)	(58)	**(196)**	(192)	**(255)**
Cash flow from financing activities						
Borrowings raised	**34**	–	–	**36**	59	**60**
Borrowings repaid	**(67)**	–	(43)	**(70)**	(45)	**(44)**
Cash (utilised)/generated by financing activities	**(33)**	–	(43)	**(34)**	14	**16**
Foreign currency translation adjustments	**(4)**	(3)	(3)	**(15)**	(14)	**(17)**
Net decrease in cash and cash equivalents	**(61)**	(83)	(32)	**(114)**	(19)	**(37)**
Cash and cash equivalents – beginning of period	**119**	202	222	**172**	209	**209**
Cash and cash equivalents – end of period	**58**	119	190	**58**	190	**172**

[1] *Net additions to property, plant and equipment includes:*

Figures in million	Quarter ended 31 March 2015	Quarter ended 31 December 2014	Quarter ended 31 March 2014	Nine months ended 31 March 2015	Nine months ended 31 March 2014	Year ended 30 June 2014
Capital and capitalised exploration and evaluation expenditure for Wafi-Golpu	3	–	–	5	–	1
Additions resulting from stripping activities at Hidden Valley	7	6	3	16	11	12

* *For the March 2014 quarter: Cash generated by operating activities previously reported as US$69 million restated to US$72 million. Cash utilised by investing activities previously reported as (US$55 million) restated to (US$58 million). This is mainly related to the change in accounting policy for IFRIC 20.*

For the nine months ended 31 March 2014: Cash generated by operating activities previously reported as US$161 million restated to US$173 million. Cash utilised by investing activities previously reported as (US$180 million) restated to (US$192 million). This is mainly related to the change in accounting policy for IFRIC 20.

The currency conversion average rates for the quarter ended: March 2015: US$1 = R11.74 (December 2014: US$1 = R11.22, March 2014: US$1 = R10.83). For year ended: June 2014: US$1 = R10.35. Nine months ended: March 2015: US$1 = R11.24 (March 2014: US$1 = R10.30).

Closing balance translated at closing rates of: March 2015: US$1 = R12.17 (December 2014: US$1 = R11.57, June 2014: US$1 = R10.61, March 2014: US$1 = R10.56).

The cash flow statement for the year ended 30 June 2014 has been extracted from the 2014 annual financial statements.

SEGMENT REPORT (US$/IMPERIAL)

for the nine months ended 31 March 2015 (unaudited)

	Revenue 31 March		Production cost 31 March		Production (loss)/profit 31 March		Mining assets 31 March		Capital expenditure# 31 March		Ounces produced 31 March		Tons milled 31 March	
	2015	2014	**2015**	2014	**2015**	2014	**2015**	2014	**2015**	2014	**2015**	2014	**2015**	2014
	US$ million		US$ million		US$ million		US$ million		US$ million		oz		t'000	
South Africa														
Underground														
Kusasalethu	**129**	142	**134**	132	**(5)**	10	**294**	335	**30**	36	**97 674**	107 416	**742**	945
Doornkop	**81**	90	**73**	83	**8**	7	**271**	320	**17**	17	**64 173**	66 583	**501**	634
Phakisa	**95**	92	**77**	76	**18**	16	**379**	438	**27**	26	**76 776**	71 149	**505**	475
Tshepong	**125**	127	**106**	99	**19**	28	**330**	371	**21**	21	**101 499**	97 577	**816**	772
Masimong	**77**	88	**66**	72	**11**	16	**74**	98	**12**	12	**62 083**	67 580	**570**	567
Target 1	**115**	142	**78**	73	**37**	69	**231**	259	**19**	21	**92 562**	112 367	**619**	624
Bambanani[(a)]	**85**	101	**45**	50	**40**	51	**69**	80	**8**	9	**68 771**	77 773	**188**	209
Joel	**69**	73	**50**	49	**19**	24	**44**	36	**12**	10	**55 460**	55 171	**454**	436
Unisel	**53**	60	**45**	44	**8**	16	**50**	63	**7**	6	**42 921**	46 490	**354**	342
Target 3[(b)]	**20**	45	**16**	40	**4**	5	**44**	50	**2**	10	**15 529**	35 430	**99**	254
Surface														
All other surface operations	**92**	94	**74**	71	**18**	23	**40**	44	**3**	3	**72 693**	71 213	**8 625**	8 647
Total South Africa	**941**	1 054	**764**	789	**177**	265	**1 826**	2 094	**158**	171	**750 141**	808 749	**13 473**	13 905
International														
Hidden Valley	**89**	104	**72**	82	**17**	22	**289**	305	**7**	9	**70 860**	75 972	**1 515**	1 628
Total international	**89**	104	**72**	82	**17**	22	**289**	305	**7**	9	**70 860**	75 972	**1 515**	1 628
Total operations	**1 030**	1 158	**836**	871	**194**	287	**2 115**	2 399	**165**	180	**821 001**	884 721	**14 988**	15 533

\# *Capital expenditure for international operations excludes expenditure spend on Wafi-Golpu of US$5 million (2014: US$nil).*

(a) *Includes Steyn 2 for the March 2014 amounts.*

(b) *Target 3 was placed on care and maintenance at the beginning of the December 2014 quarter.*

DEVELOPMENT RESULTS (METRIC)

Quarter ending March 2015

			Channel		
	Reef Meters	Sampled Meters	Width (Cm's)	Value (g/t)	Gold (Cmg/t)
Tshepong					
Basal	236	196	9.88	139.64	1 380
B Reef	173	178	129.31	4.82	624
All Reefs	**409**	**374**	**66.72**	**15.29**	**1 020**
Phakisa					
Basal	520	540	60.13	21.45	1 290
All Reefs	**520**	**540**	**60.13**	**21.45**	**1 290**
Doornkop					
Main Reef	–	72	66.00	3.41	226
South Reef	466	459	50.00	13.68	684
All Reefs	**466**	**531**	**52.17**	**11.92**	**622**
Kusasalethu					
VCR Reef	328	292	89.00	6.19	551
All Reefs	**328**	**292**	**89.00**	**6.19**	**551**
Total Target (Incl. Target 1 & Target 3)					
Elsburg	103	120	243.00	3.03	737
All Reefs	**103**	**120**	**243.00**	**3.03**	**737**
Masimong 5					
Basal	351	306	43.37	14.81	642
B Reef	123	147	55.59	14.33	797
All Reefs	**474**	**453**	**47.34**	**14.62**	**692**
Unisel					
Basal	317	236	181.67	8.15	1 481
Leader	451	340	226.82	6.65	1 509
All Reefs	**768**	**576**	**208.32**	**7.19**	**1 497**
Joel					
Beatrix	257	276	110.00	11.99	1 319
All Reefs	**257**	**276**	**110.00**	**11.99**	**1 319**
Total Harmony					
Basal	1 424	1 278	70.86	16.71	1 184
Beatrix	257	276	110.00	11.99	1 319
Leader	451	340	226.82	6.65	1 509
B Reef	296	325	95.97	7.31	702
Elsburg	103	120	243.00	3.03	737
South Reef	466	459	50.00	13.68	684
VCR	328	292	89.00	6.19	551
Main Reef	–	72	66.00	3.42	226
All Reefs	**3 325**	**3 162**	**98.70**	**10.25**	**1 011**

DEVELOPMENT RESULTS (IMPERIAL)

Quarter ending March 2015

			Channel		
	Reef Feet	Sampled Feet	Width (Inch)	Value (oz/t)	Gold (In.oz/t)
Tshepong					
Basal	774	643	4.00	3.96	16
B Reef	566	584	51.00	0.14	7
All Reefs	**1 341**	**1 227**	**26.00**	**0.45**	**12**
Phakisa					
Basal	1 707	1 772	24.00	0.62	15
All Reefs	**1 707**	**1 772**	**24.00**	**0.62**	**15**
Doornkop					
Main Reef	–	236	26.00	0.10	3
South Reef	1 528	1 506	20.00	0.39	8
All Reefs	**1 528**	**1 742**	**21.00**	**0.34**	**7**
Kusasalethu					
VCR Reef	1 075	958	35.00	0.18	6
All Reefs	**1 075**	**958**	**35.00**	**0.18**	**6**
Total Target (Incl. Target 1 & Target 3)					
Elsburg	337	394	96.00	0.09	8
All Reefs	**337**	**394**	**96.00**	**0.09**	**8**
Masimong 5					
Basal	1 152	1 004	17.00	0.43	7
B Reef	405	482	22.00	0.42	9
All Reefs	**1 556**	**1 486**	**19.00**	**0.42**	**8**
Unisel					
Basal	1 039	774	72.00	0.24	17
Leader	1 480	1 115	89.00	0.19	17
All Reefs	**2 519**	**1 890**	**82.00**	**0.21**	**17**
Joel					
Beatrix	844	906	43.00	0.35	15
All Reefs	**844**	**906**	**43.00**	**0.35**	**15**
Total Harmony					
Basal	4 672	4 193	28.00	0.49	14
Beatrix	844	906	43.00	0.35	15
Leader	1 480	1 115	89.00	0.19	17
B Reef	971	1 066	38.00	0.21	8
Elsburg	337	394	96.00	0.09	8
South Reef	1 528	1 506	20.00	0.39	8
VCR	1 075	958	35.00	0.18	6
Main Reef	–	236	26.00	0.10	3
All Reefs	**10 907**	**10 374**	**39.00**	**0.30**	**12**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 8 , 2015

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director